                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
                   RULES 13D-1(B), (C) AND (D) AND AMENDMENTS
                      THERETO FILED PURSUANT TO RULE 13D-2

                              (AMENDMENT NO. 15 )
                                            ---

                             THE LIBERTY CORPORATION
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)

                           Common Stock (no par value)
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                   530370-10-5
                              --------------------
                                 (CUSIP NUMBER)

                                December 31, 1999
--------------------------------------------------------------------------------
              DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT

     CHECK THE APPROPRIATE BOX TO DESIGNATE THE RULE PURSUANT TO WHICH THIS
                               SCHEDULE IS FILED:

                [ ] Rule 13d-1(b)

                [ ] Rule 13d-1(c)

                [X] Rule 13d-1(d)

----------------

(1/) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 4 Pages

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---------------------------                           -------------------------
CUSIP NO. 530370-10-5                  13G              PAGE  2  OF 4 PAGES
---------------------------                           -------------------------

-------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         William R. Patterson
-------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                  (a)[ ]
                  (b)[X]
-------------------------------------------------------------------------------
   3     SEC USE ONLY

-------------------------------------------------------------------------------
   4     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America
-------------------------------------------------------------------------------
                       5     SOLE VOTING POWER

                             -0-
     NUMBER OF         --------------------------------------------------------
      SHARES           6     SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY                1,921,518
       EACH            --------------------------------------------------------
     REPORTING         7     SOLE DISPOSITIVE POWER
      PERSON
       WITH                  -0-
                       --------------------------------------------------------
                       8     SHARED DISPOSITIVE POWER

                             1,581,392
-------------------------------------------------------------------------------
   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,921,518
-------------------------------------------------------------------------------
  10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
         [ ]
-------------------------------------------------------------------------------
  11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         9.9%
-------------------------------------------------------------------------------

         TYPE OF REPORTING PERSON*
  12     IN
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!




                                Page 2 of 4 Pages

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                        AMENDMENT NO. 15 TO SCHEDULE 13G

         Schedule 13G, as originally filed February 14, 1979 and as amended prior to this filing, is further amended as of December 31, 1999 as set forth in Items 4 and 6:

ITEM 4. OWNERSHIP:

(a)      Amount beneficially owned                                                      1,921,518*/

(b)      Percent of class                                                                     9.9%

(c)      Number of shares as to which such person has:

         (i)     Sole power to vote or direct the vote                                         -0-

         (ii)    Shared power to vote or direct the vote                                1,921,518*/

         (iii)   Sole power to dispose or direct the disposition of                            -0-

         (iv)    Shared power to dispose or direct the disposition of                   1,581,392*/

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

The shares shown in Item 4(c)(ii) and (iv) above are held by trusts, and the beneficiaries of such trusts have the right to receive dividends and sale proceeds as follows:

(a) 1,373,392 shares are held by Wachovia Bank, Greenville, South Carolina, as trustee of trusts for the benefit of the adult children of Herman N. Hipp: Herman N. Hipp, Jr., Mary Ladson Hipp Haddow, William Franklin Hipp, Edward Fishburne Hipp and Jane Gage Hipp Caulder. William R. Patterson and certain children of Herman N. Hipp are committeemen for these trusts and must approve the action of the trustee taken with respect to the voting and disposition of shares held in the trust but not action taken with respect to distribution of dividends or sale proceeds, which may be accumulated or distributed to the beneficiaries.

(b) 340,126 shares are held by Wachovia Bank, Greenville, South Carolina as trustee of a trust created under the Will of Herman N. Hipp for the benefit of his wife, Jane F. Hipp. Mrs. Hipp and William R. Patterson serve as the members of the trust committee, and in such capacity they have the right to demand and receive from the trustee a proxy permitting them to vote any shares of stock held by the trust, including the shares of The Liberty Corporation, on any occasion when any of such shares may be voted. Mr. Patterson, as a member of the trust committee, does not have or share the power to dispose or to direct the disposition of any of these shares.

(c) 208,000 shares are held by Wachovia Bank, Greenville, South Carolina, as trustee for the benefit of Boyd Calhoun Hipp, II. William R. Patterson and W. Hayne Hipp are the committeemen for this trust and must approve the action of the trustee taken with respect to the voting and disposition of shares held in the trust and with respect to distribution of dividends or sale proceeds, which may be accumulated or distributed to the beneficiary.


---------------------

(*/) The filing of this statement shall not be construed as an admission that William R. Patterson is, for the purposes of Sections 13(d) or 13(g) of the Securities Exchange Act of 1934, or for any other purpose, the beneficial owner of the shares described in Item 4. These shares are held by various trusts for which Mr. Patterson serves on the Trust Committee. Mr. Patterson disclaims beneficial ownership of all these shares. See Item 6.


                                Page 3 of 4 Pages


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                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth above in this statement is true, complete and correct.

                                               February 11, 2000



                                               /s/ William R. Patterson
                                               --------------------------------
                                               William R. Patterson


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